Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
MGP Ingredients, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-119860, 333162625, 333-196383, 333-196384, and 333-196385) of MGP Ingredients, Inc. of our report dated March 8, 2017, with respect to the consolidated balance sheets of MGP Ingredients, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10‑K of MGP Ingredients, Inc.
/s/ KPMG LLP
Kansas City, Missouri
March 8, 2017